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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Mylan Laboratories Inc.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    628530107
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

Item 1. Security and Issuer

      This Schedule 13D filed by the Registrants with the U.S. Securities and Exchange Commission on September 7, 2004 as amended on September 17, 2004, November 1, 2004, November 19, 2004 and November 22, 2004, relates to the common shares, $.50 par value (the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Issuer") is amended to furnish information as set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4. Purpose of Transaction


      Item 4 is hereby amended to add the following:

      High River is sending a letter to Issuer's shareholders and has issued a press release in connection therewith, which letter is attached hereto as
Exhibit 1, and is incorporated herein in its entirety.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 2004 WITH RESPECT TO MYLAN LABORATORIES INC. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.


Item 7. Material to be Filed as Exhibits


1.    Letter dated December 17, 2004 from High River to Issuer's shareholders.
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SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2004

BARBERRY CORP.


By:   /s/ Edward E. Mattner
      ---------------------------------------
      Name:  Edward E. Mattner
      Title: Authorized Signatory


HOPPER INVESTMENTS LLC


By:   BARBERRY CORP., Sole Member


      By:   /s/ Edward E. Mattner
            ---------------------------------------
            Name:  Edward E. Mattner
            Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP


By:   HOPPER INVESTMENTS LLC, General Partner

      By:   BARBERRY CORP., Sole Member



            By:   /s/ Edward E. Mattner
                  ---------------------------------------
            Name: Edward E. Mattner
            Title: Authorized Signatory



/s/ Carl C. Icahn
----------------------
CARL C. ICAHN


/s/ Gail Golden
----------------------
GAIL GOLDEN


    [Signature Page of Amendment No. 5 to Schedule 13D with respect to Mylan]